SELLAS Life Sciences Group, Inc.

315 Madison Avenue, 4th Floor

New York, NY 10017

VIA EDGAR

July 11, 2018

Ms. Irene Paik

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SELLAS Life Sciences Group, Inc.

Registration Statement on Form S-1

File No. 333-225140

Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), SELLAS Life Sciences Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 11, 2018 at 4:30 PM., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley LLP, by calling Yvan-Claude Pierre of Cooley LLP at (212) 479-6721 or Marianne Sarrazin of Cooley LLP at (415) 693-2157.

If you have any questions regarding this request, please contact Yvan-Claude Pierre of Cooley LLP at (212) 479-6721 or Marianne Sarrazin of Cooley LLP at (415) 693-2157. Thank you for your assistance with this matter.

Sincerely,

SELLAS LIFE SCIENCES GROUP, INC.

/s/ Barbara A. Wood
Barbara A. Wood Executive Vice President, General Council and Corporate Secretary

cc:	Angelos M. Stergiou, SELLAS Life Sciences Group, Inc.

Gene Mack, SELLAS Life Sciences Group, Inc.

Yvan-Claude Pierre, Cooley LLP

Marianne Sarrazin, Cooley LLP